   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 10, 2011

                                                             FILE NO. 333-176152

                                                                       811-09295

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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                    FORM N-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

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PRE-EFFECTIVE AMENDMENT NO. 2             /X/
POST-EFFECTIVE AMENDMENT NO.              / /

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO. 374                         /X/

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                             SEPARATE ACCOUNT SEVEN

                           (Exact Name of Registrant)

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

                              (Name of Depositor)

                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999

                   (Address of Depositor's Principal Offices)

                                 (860) 843-1941

              (Depositor's Telephone Number, Including Area Code)

                                RICHARD J. WIRTH
                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999

                    (Name and Address of Agent for Service)

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                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

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The Registrant hereby amends this registration statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

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The purpose of this filing is to update an exhibit in Part C to the Registration Statement filed on November 2, 2011.

The Prospectus and Statement of Additional Information (including financial statements) are incorporated in this Pre-Effective Amendment No. 2, by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-176152), as filed on November 2, 2011.

                                     PART C

                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) All financial statements are included in Part A and Part B of the Registration Statement.
(b)    (1)    Resolution of the Board of Directors of Hartford Life and Annuity
              Insurance Company ("Hartford") authorizing the establishment of the Separate Account.(1)
       (2)    Not applicable.
       (3)    (a) Amended and Restated Principal Underwriter Agreement.(2)
       (3)    (b) Form of Dealer Agreement.(1)
       (4)    Form of Individual Flexible Premium Variable Annuity Contract.(3)
       (5)    Form of Application.(5)
       (6)    (a) Certificate of Incorporation of Hartford.(6)
       (6)    (b) Bylaws of Hartford.(3)
       (7)    Form of Reinsurance Agreement.(2)
       (8)    (a) Form of Fund Participation Agreement.(1)
              (b) Guarantee Agreement, between Hartford Life and Accident
                  Insurance Company and ITT Hartford Life and Annuity Insurance Company, its wholly owned subsidiary, dated as of August 20, 1993 and effective as of August 20, 1993.(7)
              (c) Guarantee Agreement, between Hartford Life Insurance Company and ITT Hartford Life and Annuity Insurance Company, dated as of May 23, 1997.(7)
       (9)    Opinion and Consent of Richard J. Wirth, Assistant General
              Counsel.
       (10)   (a) Consent of Deloitte & Touche LLP.
              (b) Independent Auditors' Consent.
       (11)   No financial statements are omitted.
       (12)   Not applicable.
       (99)   Copy of Power of Attorney.

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(1) Incorporated by reference to the Initial Registration Statement File No. 333-148565 dated January 9, 2008.

(2) Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-148564 filed on February 9, 2009.

(3) Incorporated by reference to Post-Effective Amendment No. 10 to the Registration Statement File No. 333-136548 filed on August 14, 2009.

(4) Incorporated by reference to Post-Effective Amendment No. 3, to the Registration Statement File No. 333-168986, filed on April 15, 2011.

(5) Incorporated by reference to Post-Effective Amendment No. 10 to the Registration Statement File No. 333-136547 filed on August 14, 2009.

(6) Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement File No. 333-136545 filed on May 1, 2009.

(7) Incorporated by reference to Post-Effective Amendment No. 9 to the Registration Statement File No. 333-148565 filed on May 3, 2010.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME                                                            POSITION WITH HARTFORD
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Lydia M. Anderson                   Vice President
Ricardo Anzaldua                    Senior Vice President, Assistant Secretary
Robert Arena                        Executive Vice President
Thomas S. Barnes                    Vice President
David G. Bedard                     Chief Financial Officer, Senior Vice President, Director*
Beth A. Bombara                     Chief Accounting Officer
John B. Brady                       Actuary, Vice President
David A. Bulin                      Vice President
Thomas A. Campbell                  Actuary, Vice President
Jennifer Centrone                   Vice President
Michael R. Chesman                  Senior Vice President
Jared A. Collins                    Vice President
Ellen Conway                        Vice President
Robert A. Cornell                   Actuary, Vice President
Rochelle S. Cummings                Vice President
James Davey                         Executive Vice President
Raymond E. DiDonna                  Vice President
George Eknaian                      Senior Vice President
Mark A. Esposito                    Senior Vice President
Michael Fish                        Actuary, Vice President
John W. Gallant                     Vice President
Ronald R. Gendreau                  Executive Vice President
Christopher Graham                  Vice President
Christopher M. Grinnell             Vice President
Richard Guerrini                    Vice President
Christopher J. Hanlon               Senior Vice President
Stephen B. Harris                   Vice President
Elizabeth Horvath                   Actuary, Vice President
Penelope A. Hrib                    Actuary, Vice President
Charles E. Hunt                     Vice President
Jeannie M. Iannello                 Vice President
Anne Iezzi                          Chief Compliance Officer, Vice President
Donna R. Jarvis                     Actuary, Vice President
Kathleen E. Jorens                  Assistant Treasurer, Vice President
Claire Z. Kleckner                  Vice President
Michael Knipper                     Senior Vice President
Alan J. Kreczko                     Executive Vice President, General Counsel
Brian P. Laubacker                  Vice President/Regional Sales
Margaret Lesiak                     Vice President
David N. Levenson                   Chairman of the Board, Chief Executive Officer, President, Director*
William P. Meaney                   Senior Vice President
Thomas Moran                        Director of Taxes, Senior Vice President
Craig D. Morrow                     Appointed Actuary, Vice President
Brian Murphy                        Executive Vice President
Mark J. Niland                      Senior Vice President, Director*
Robert W. Paiano                    Senior Vice President, Treasurer
Brian Pedersen                      Vice President
Glen-Roberts Pitruzzello            Vice President
Robert E. Primmer                   Senior Vice President
Sharon A. Ritchey                   Executive Vice President

NAME                                                            POSITION WITH HARTFORD
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David C. Robinson                   Senior Vice President
Beverly L. Rohlik                   Chief Compliance Officer of Separate Accounts, Assistant Vice President
Michael J. Roscoe                   Actuary, Senior Vice President
Peter F. Sannizzaro                 Senior Vice President
Laura Santirocco                    Assistant Secretary, Vice President
Wade A. Seward                      Vice President
Terence Shields                     Corporate Secretary, Assistant Vice President
Mark M. Socha                       Vice President
John Sugar                          Vice President
Martin A. Swanson                   Vice President
Connie Tang                         Actuary, Vice President
Diane E. Tatelman                   Vice President
James P. Van Etten                  Vice President
Charles N. Vest                     Actuary, Vice President
James M. Yanosy                     Controller, Senior Vice President

Unless otherwise indicated, the principle business address of each of the above individuals is Hartford Plaza, Hartford, CT 06115.

* Denotes Board of Directors.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

     Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement File No. 333-168986 filed April 15, 2011.

ITEM 27.  NUMBER OF CONTRACT OWNERS

     As of September 30, 2011, there were 234,676 Contract Owners.

ITEM 28.  INDEMNIFICATION

     Section 33-776 of the Connecticut General Statutes states that: "a corporation may provide indemnification of, or advance expenses to, a director, officer, employee or agent only as permitted by sections 33-770 to 33-779, inclusive."

     ARTICLE VIII, Section 1(a) of the By-laws of the Depositor (as amended and restated effective July 25, 2000) provides that the Corporation, to the fullest extent permitted by applicable law as then in effect, shall indemnify any person who was or is a director or officer of the Corporation and who was or is threatened to be made a defendant or respondent in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (including, without limitation, any action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor) (each, a Proceeding"), by reason of the fact that such a person was or is a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan or other entity (a "Covered Entity"), against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and actually and reasonably incurred by such person in connection with such Proceeding. Any such former or present director or officer of the Corporation finally determined to be entitled to indemnification as provided in this Article VIII is hereinafter called an "Indemnitee". Until such final determination is made such former or present director or officer shall be a "Potential Indemnitee" for purposes of this Article VIII. Notwithstanding the foregoing provisions of this Section 1(a), the Corporation shall not indemnify an Indemnitee with respect to any Proceeding commenced by such Indemnitee unless the commencement of such Proceeding by such Indemnitee has been approved by a majority vote of the Disinterested Directors (as defined in Section 5(d)); provided however, that such approval of a majority of the Disinterested Directors shall not be required with respect to any Proceeding commenced by such Indemnitee after a Change in Control (as defined in Section 5(d)) has occurred.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

       (a) HSD acts as principal underwriter for the following investment companies:

     Hartford Life Insurance Company - DC Variable Account I

     Hartford Life Insurance Company - Separate Account One

     Hartford Life Insurance Company - Separate Account Two

     Hartford Life Insurance Company - Separate Account Two (DC Variable Account
     II)

     Hartford Life Insurance Company - Separate Account Two (QP Variable
     Account)

     Hartford Life Insurance Company - Separate Account Two (Variable Account
     "A")

     Hartford Life Insurance Company - Separate Account Two (NQ Variable
     Account)

     Hartford Life Insurance Company - Separate Account Ten

     Hartford Life Insurance Company - Separate Account Three

     Hartford Life Insurance Company - Separate Account Five

     Hartford Life Insurance Company - Separate Account Seven

     Hartford Life Insurance Company - Separate Account Eleven

     Hartford Life Insurance Company - Separate Account Twelve

     Hartford Life and Annuity Insurance Company - Separate Account One

     Hartford Life and Annuity Insurance Company - Separate Account Ten

     Hartford Life and Annuity Insurance Company - Separate Account Three

     Hartford Life and Annuity Insurance Company - Separate Account Five

     Hartford Life and Annuity Insurance Company - Separate Account Six

     Hartford Life and Annuity Insurance Company - Separate Account Seven

       (b) Directors and Officers of HSD

                                                           POSITIONS AND OFFICES
NAME                                                          WITH UNDERWRITER
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Robert Arena (1)                Executive Vice President/Business Line Principal and Director
Diana Benken (1)                Chief Financial Officer and Controller/FINOP
Stuart M. Carlisle (1)          Vice President
Jared A. Collins (2)            Vice President
Christopher S. Conner (3)       AML Compliance Officer and Chief Compliance Officer
James Davey (1)                 Director
Kathleen E. Jorens (4)          Assistant Treasurer, Vice President
Vernon Meyer (1)                Senior Vice President
Robert W. Paiano (4)            Treasurer, Senior Vice President
Sharon A. Ritchey (1)           President, Chief Executive Officer, Chairman of the Board and Director
Cathleen Shine (1)              Chief Legal Officer -- Broker/Dealer and Secretary
Martin A. Swanson (1)           Vice President/Marketing
Diane E. Tatelman (1)           Vice President

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(1)  Address: 200 Hopmeadow Street, Simsbury, CT 06089

(2)  Address: 31 St. James Ave., Suite 600, Boston, MA 02116-4190

(3)  Address: 1500 Liberty Ridge Dr., Wayne, PA 19087

(4)  Address: One Hartford Plaza, Hartford, CT 06155

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

ITEM 31.  MANAGEMENT SERVICES

     All management contracts are discussed in Part A and Part B of this Registration Statement.

ITEM 32.  UNDERTAKINGS

       (a) The Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the variable annuity Contracts may be accepted.

       (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

       (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

       (d) Hartford hereby represents that the aggregate fees and charges under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Counsel of Life Insurance, Ref. No. IP-6-88, November 28, 1988. Registrant has complied with conditions one through four of the no-action letter.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 10th day of November, 2011.

HARTFORD LIFE AND ANNUITY
INSURANCE COMPANY
SEPARATE ACCOUNT SEVEN
(Registrant)

By:    David N. Levenson*                   *By:   /s/ Richard J. Wirth
       -----------------------------------         -----------------------------------
       David N. Levenson                           Richard J. Wirth
       President, Chief Executive Officer,         Attorney-in-Fact
       Chairman of the Board

HARTFORD LIFE AND ANNUITY
INSURANCE COMPANY
(Depositor)

By:    David N. Levenson*
       -----------------------------------
       David N. Levenson
       President, Chief Executive Officer,
       Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

David G. Bedard, Chief Financial Officer,
 Executive Vice President, Director*
Beth A. Bombara, Chief Accounting Officer*
David N. Levenson, Chief Executive Officer,
 President, Chairman of the Board, Director*                  *By:   /s/ Richard J. Wirth
                                                                     -----------------------------------
Mark J. Niland, Senior Vice President, Director                      Richard J. Wirth
                                                                     Attorney-in-Fact
                                                              Date:  November 10, 2011

333-176152

                                 EXHIBIT INDEX

   (9)       Opinion and Consent of Richard J. Wirth, Assistant General Counsel
  (10)  (a)  Consent of Deloitte & Touche LLP.
  (10)  (b)  Independent Auditors' Consent
  (99)       Power of Attorney